# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NUSCALE POWER Corp, CIK 0001822966
CUSIP: 67079K100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 200, Corvallis, Oregon (OR), 97330
Date of event which requires filing of this statement: 09/19/2025
Amends the filing with accession number 0001104659-25-073243
Filed by CIK 0001124198
Persons authorized to receive notices and communications: Kevin B. Hammonds, Fluor Corporation, 6700 Las Colinas Blvd., Irving, Texas (TX), 75039, 469-398-7000

## Reporting persons
- Fluor Corporation (CIK 0001124198): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 119,290,806; sole dispositive power 0; shared dispositive power 119,290,806; aggregate amount beneficially owned 119,290,806 (41.9% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 133,893,376 shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and 150,983,449 shares of Class B common stock, par value $0.0001 per share (the "Class B Common Stock"), of NuScale Power Corporation ("Issuer") issued and outstanding as of August 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 7, 2025.
- Fluor Enterprises, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 119,290,806; sole dispositive power 0; shared dispositive power 119,290,806; aggregate amount beneficially owned 119,290,806 (41.9% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 133,893,376 shares of Class A Common Stock and 150,983,449 shares of Class B Common Stock issued and outstanding as of August 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.
- NuScale Holdings Corp.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 463,747; sole dispositive power 0; shared dispositive power 463,747; aggregate amount beneficially owned 463,747 (0.2% of the class)
  Comment: The ownership percentage in this schedule is based upon an aggregate of 133,893,376 shares of Class A Common Stock and 150,983,449 shares of Class B Common Stock issued and outstanding as of August 5, 2025, as reported on the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: NUSCALE POWER Corp
Address of issuer's principal executive offices: 1100 NE Circle Blvd., Suite 200, Corvallis, Oregon (OR), 97330

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 3 on Schedule 13D/A (this "Amendment No. 3") is being filed jointly by (i) Fluor Corporation, a Delaware corporation and a publicly listed company on the New York Stock Exchange ("Fluor"), (ii) Fluor Enterprises, Inc., a California corporation ("Fluor Enterprises") and wholly owned subsidiary of Fluor, and (iii) NuScale Holdings Corp., an Oregon corporation ("NuScale Holdings", together with Fluor Enterprises and Fluor, the "Reporting Persons"). This Amendment No. 3 amends and supplements the Schedule 13D previously filed by the Reporting Persons on May 12, 2022, as amended by Amendment No. 1 filed on November 3, 2022 and Amendment No. 2 filed on August 1, 2025 (the "Original Filing"), with respect to the Class A Common Stock of NuScale Power Corporation (the "Issuer").

The Items below amend and supplement the information disclosed under the corresponding Items of the Original Filing.

Item 4 is hereby amended and supplemented to add the following:

As previously disclosed, on August 12, 2025, Fluor Enterprises exchanged 15,000,000 Class B common units of NuScale Power, LLC (together with the cancellation of 15,000,000 shares of Class B Common Stock) for 15,000,000 shares of Class A Common Stock pursuant to that certain Exchange and Lock-Up Agreement, dated as of July 31, 2025, by and among NuScale Power Corporation, NuScale Power, LLC and Fluor Enterprises (the "Exchange and Lock-Up Agreement"), which is referenced herein as Exhibit 10 to Amendment No. 2 filed on August 1, 2025 and incorporated by reference. Following the expiration of the initial lock-up period under the Exchange and Lock-Up Agreement, Fluor Enterprises commenced sales of Class A Common Stock on Tuesday, September 16, 2025, in transactions permitted by, and effected in compliance with, the Exchange and Lock-Up Agreement (including, from and after September 11, 2025, the daily volume limitations described therein). As a result of such sales, the Reporting Persons' percentage beneficial ownership of the Issuer's outstanding equity securities has decreased from that previously reported and may continue to decrease as additional sales are made from time to time in accordance with the Exchange and Lock-Up Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and supplemented to add the following:

(a) - (c)

As of the date of filing this Amendment No. 3, Fluor Enterprises is the record owner of 7,890,587 shares of Class A Common Stock and 110,936,472 shares of Class B Common Stock (representing 41.7% of the total outstanding shares of Class B Common Stock and Class A Common Stock), and NuScale Holdings is the record owner of 463,747 shares of Class B Common Stock (representing 0.2% of the total outstanding shares of Class B Common Stock and Class A Common Stock). Each Class B common unit of NuScale LLC (together with the cancellation of a share of Class B Common Stock) is exchangeable for a share of Class A Common Stock.

To the knowledge of the Reporting Persons, information regarding the beneficial ownership of Class A Common Stock held by the persons listed in Schedule A as of March 24, 2025 is reported in the proxy statement of the Issuer filed on April 9, 2025 with the SEC under the heading "BENEFICIAL OWNERSHIP OF SECURITIES", which is incorporated by reference herein.

As a result of the sales of Class A Common Stock by Fluor Enterprises, Inc. beginning on September 16, 2025, as permitted under the Exchange and Lock-Up Agreement, the Reporting Persons' beneficial ownership of the Issuer's outstanding equity securities has decreased from the amounts previously reported. The Reporting Persons may continue to decrease their beneficial ownership through additional sales of Class A Common Stock in accordance with the terms and conditions of the Exchange and Lock-Up Agreement.

## Signatures
- Fluor Corporation: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Executive Vice President, Chief Legal Officer and Corporate Secretary (09/23/2025)
- Fluor Enterprises, Inc.: /s/ Kevin B. Hammonds, Kevin B. Hammonds/Executive Vice President, Chief Legal Officer and Corporate Secretary (09/23/2025)
- NuScale Holdings Corp.: /s/ Shahram Ghasemian, Shahram Ghasemian/Secretary (09/23/2025)